:-----------:
:   FORM 4  :                U.S. SECURITIES AND EXCHANGE COMMISSION
:-----------:                           WASHINGTON, DC 20549

                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities Exchange
                 Act of 1934, Section 17(a) of the Public Utility Holding
                           Company Act of 1935 or Section 30(f) of the
                                  Investment Company Act of 1940

[X]       Check box if no longer subject to Section 16.  Form 4 or Form 5
          obligations may continue.   See Instruction 1(b)

1.   Name and Address of Reporting Person:*

          CCC Millimeter, L.P.
          201 North Union Street
          Alexandria, VA  22314

2.   Issuer Name and Ticker or Trading Symbol

          Advanced Radio Telecom Corp. (ARTT)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

          February, 1998

5.   If Amendment, Date of Original (Month/Year)




* If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).

6.   Relationship of Reporting Person to Issuer (Check all applicable)

       [   ]     Director                       [ X ]   10% Owner
       [   ]     Officer (give title below)     [   ]   Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

       [ X ]   Form filed by one Reporting Person
       [   ]   Form filed by more than one Reporting Person



     TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security  2.  Trans-   3.  Transac-   4.  Securities Acquired (A) or   5.  Amount of    6.  Owner-     7.  Nature of
    (Inst. 3)              action       tion           Disposed of (D)                  Securities       ship           Indirect
                           Date         Code           (Instr. 3, 4 and 5)              Beneficially     Form:          Beneficial
                           (Month/      (Inst. 8)      --------------------------       Owned at End     Direct         Ownership
                            Day/    -------------      Amount    (A) or    Price        of Month         (D) or         (Instr. 4)
                            Year)    Code     V                  (D)                    (Instr. 3        Indirect
                                                                                         and 4)          (I)
                                                                                                         (Instr. 4)
---------------------  -----------  ------   ----      -------   ------    -----    ---------------- -------------- ---------------
Common Stock           11/5/97        J                421,700     D       see      1,928,610              D
                                                                           below
Common Stock           2/18/98        J                 54,234     A       see        357,166              D
                                                                           below
Common Stock           2/18/98        J                 93,087     A       see        357,166              D
                                                                           below
Common Stock           2/18/98        J                758,765     D       see        357,166              D
                                                                           below
Common Stock           2/18/98        J                960,000     D       see        357,166              D
                                                                           below


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                           (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of  2.Con-    3.Trans- 4.Trans- 5.Number of  6.Date Exer-   7.Title and     8.Price    9.Number    10.Ownership 11.Nature
  Deriva-     version   action   action   Derivative   cisable and    Amount of       of De-     of Deriv-    Form of      of
  tive        or        Date     Code     Securities   Expiration     Underlying      rivative   ative        Derivative   Indirect
  Security    Exer-    (Month/   (Instr.  Acquired     Date           Securities      Security   Securi-      Security:    Bene-
  (Instr.3)   cise       Day/     8)      (A) or       (Month/        (Instr. 3       (Instr.    ties         Direct       ficial
              Price      Year) --------   Disposed     Day/Year)       and 4)          5)        Bene-        (D) or       Owner-
              of               Code   V   of (D)      -------------- -------------               ficially     Indirect     ship
              Deriva-                     (Instr. 3,  Date    Expi-  Title  Amount               Owned at     (I)          (Instr.4)
              tive                         4 and 5)   Exer-   ration        or No.               End of       (Instr.4)
              Secur-                     -----------  cisable Date          of                   Month
              ity                        (A)    (D)                         Shares
----------- --------- -------- ----  --- -----   ---  ------- ------ -----  ------  ---------- ----------- ------------ ------------

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Explanation of Responses:  In October, 1997, CCC Millimeter, L.P., a Delaware
limited partnership ("CCC Millimeter"), Columbia Millimeter Communications,
L.P., a Delaware limited partnership ("Columbia Millimeter"), and Columbia
Capital Corporation ("Columbia Capital") agreed to transfer an aggregate of 421,700 shares of the Issuer's Common Stock to BizTel Communications, Inc.
("BizTel") to settle claims asserted against them by BizTel. CCC Millimeter subsequently transferred 421,700 shares of the Issuer's Common Stock to BizTel on behalf of itself and on behalf of Columbia Millimeter and Columbia
Capital.  In order to reimburse CCC Millimeter for the shares of the Issuer's
Common Stock transferred on their behalf, (i) Columbia Millimeter transferred
54,234 shares of the Issuer's Common Stock to CCC Millimeter on February 18,
1997, and (ii) Columbia Capital transferred 93,087 shares of the Issuer's
Common Stock to CCC Millimeter on February 18,1998. The parties did not assign a specific value to the transferred securities. On February 18, 1998, CCC Millimeter distributed to its partners on a pro rata basis a total of 1,718,765 shares of the Issuer's Common Stock. Included in this distribution was a transfer of 758,765 shares of the Issuer's Common Stock to Columbia
Capital, which is the general partner of CCC Millimeter.  An additional
960,000 shares of the Issuer's Common Stock was distributed to other partners.
The parties did not assign a specific value to the transferred securities.

     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

                         CCC MILLIMETER, L.P.

                         By: Columbia Capital Corporation     February 27, 1998
                         Its:  General Partner                -----------------
                         By:  /s/ Neil P. Byrne                      Date
                         Print Name:  Neil P. Byrne, Vice President

                         **Signature of Reporting Person

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instructions 6 for procedure.